Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.  The ratios are calculated based on earnings and charges determined in accordance with A-IFRS.

	(in millions of AUD except ratios)
	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
	2009	2008	2007	2006	2005

Profit before income tax	6,096	5,219	5,148	4,547	4,172
Add fixed charges	18,930	21,958	15,849	12,529	10,365
Less minority interest in subsidiaries that have not incurred fixed charges	(71)	(73)	(67)	(54)	(251)
Earnings before tax and fixed charges	24,955	27,104	20,930	17,022	14,286

Interest expense	18,800	21,859	15,762	12,449	10,285
Portion of rent estimated to represent interest expense	130	99	87	80	80
Fixed charges	18,930	21,958	15,849	12,529	10,365

Ratio of earnings to fixed charges	1.32	1.23	1.32	1.36	1.38